December 23, 2014

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn: Ms. Beverly A. Singleton, Staff Accountant

Re:	Cirque Energy, Inc.

Item 4.02 Form 8-K/A

Filed November 26, 2014

File No. 0-52438

Dear Ms. Singleton:

Cirque Energy, Inc. (the “Company”) hereby submits its response to certain matters raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 8, 2014 (the “Comment Letter”) relating to Item 4.02 of the Current Report on Form 8-K (“Form 8-K”) referenced above.

The Company is hereby filing an amendment (the “Amended Form 8-K”) that addresses the matters raised in the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Comment No.1. Refer to the last paragraph where you disclose that both the restated financial statements for the period ended December 31, 2012 and any interim financial statements that the Company determines must be restated will be included in the December 31, 2013 Annual Report on Form 10-K, to be filed as soon as practicable. We further note that you have disclosed that along with the December 31, 2012 annual financial statements, the March 31, 2012, June 30, 2012, September 30, 2012, March 31, 2013, June 30, 2013 and September 30, 2013 financial statements included in those respective interim quarterly filings will need to be restated and are thus no longer to be relied upon. Please revise your disclosures accordingly to indicate that these interim financial statements will be restated.

Response No. 1. The Company has complied with the comment.

Comment No. 2. In addition, please note that separate annual and quarterly restated financial statements are required to be filed in amendments to each of the December 31, 2012 Annual Report on Form 10-K, and March 31, 2013, June 30, 2013 and September 30, 2013 Quarterly Reports on Forms 10-Q. The individual 2013 Forms 10-Q should include the respective comparative 2012 restated quarterly financial statements. To the extent your intentions instead are to include all of the restated financial statements in the December 31, 2013 Form 10-K, a separate written letter by you to our Division of Corporation Finance, Office of Chief Accountant, is required to request the staff accept this presentation instead of filing separate amended reports. Please advise or revise your disclosure to indicate that separate amended filings will be made.

Response No. 2. The Company submitted the letter to which you refer via Edgar on December 17, 2014.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (888) 963-2622 or our counsel Marc Ross or Henry Nisser at (212) 930-9700.

Very truly yours,

/s/ David Morgan